SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a – 16 OR 15d – 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File No. 0-53646

Eagleford Energy Inc.
(Registrant’s name)

1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.           Material Change Report of Registrant as filed on SEDAR on June 15, 2011.

2.           Press Release of Registrant dated June 14, 2011 as filed on SEDAR on June 15, 2011.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 15, 2011	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

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ITEM 1
FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Eagleford Energy Inc. (“Eagleford” or the "Company")
Suite 1505, 1 King Street West,
Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change

June 13, 2011

Item 3.	News Release

Press release issued by the Company on June 13, 2011 and disseminated in North America using a Canadian news wire service.

Item 4.	Summary of Material Change

The Company commences production testing from its Matthews/Dyami #3 well and farmin partner earns an initial 25% working interest from surface to the base of the San Miguel formation in the Company’s 2,629 acre Matthews Lease located in Zavala County, Texas.

Item 5.	Full Description of Material Change

On April 8, 2011 the Company announced that it had entered into Farmout Agreement (the “Farmout”) from surface to the base of the San Miguel formation (the “San Miguel”) on the Company’s Matthews Lease located in Zavala County, Texas. Under the Farmout, the farmee may spend up to $1,050,000 on exploration and development of the San Miguel formation to earn a maximum of 42.50% working interest (31.875% net revenue interest). Under the terms of the Farmout, the farmee may earn an initial 25% of the Company’s working interest in the San Miguel by paying 100% of the costs to drill, complete, equip and perform an injection operation on a vertical test well to a depth of approximately 3,500 feet.

The Matthews/Dyami #3 well has been drilled, completed and a nitrified acid treatment was injected into the wellbore using a coil tubing unit to improve conductivity around the wellbore, increase productivity and satisfy a condition of the lease purchase agreement. The injection operation was successful and fluid level measurements within the wellbore are considerably higher which is indicative of materially improved inflow of oil from the reservoir. The well is currently undergoing production testing and has been recovering minimal amounts of treatment water and is primarily producing oil. The oil gravity is approximately 10 degree API and production rates are varying due to ambient surface conditions.

The farmee earns an initial 25% working interest from surface to the base of the San Miguel formation in the Company’s 2,629 acre Matthews Lease located in Zavala County, Texas upon completion of the above operations.

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Item 6.	Reliance on sub-section 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

James Cassina, President

Telephone:	416 364-4039
Facsimile:	416 364-8244

Item 9.	Date of Report

June 15, 2011

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ITEM 2

FOR IMMEDIATE RELEASE

Eagleford Energy Produces Oil from the San Miguel Formation

Toronto, June 14, 2011 – Eagleford Energy Inc. (OTCBB “EFRDF”) (“Eagleford Energy” or the “Company”) is pleased to announce that it has performed a nitrified acid injection treatment in the San Miguel formation on its Matthews/Dyami #3 well. A nitrified acid treatment was injected into the wellbore using a coil tubing unit to improve conductivity around the wellbore, increase productivity and satisfy a condition of the lease purchase agreement. These objectives have been accomplished. The injection operation was successful and fluid level measurements within the wellbore are considerably higher which is indicative of materially improved inflow of oil from the reservoir. The well is currently undergoing production testing and has been recovering minimal amounts of treatment water and is primarily producing oil. The oil gravity is approximately 10 degree API and production rates are varying due to ambient surface conditions.

Under the terms of a Farmout Agreement announced by the Company on April 8, 2011, the farmee may spend up to $1,050,000 on exploration and development to earn a maximum of 50% of the Company’s working interest or a 42.50% working interest (31.875% net revenue interest) from surface to the base of the San Miguel formation on the Company’s Matthews Lease. The farmee earns an initial 21.25% working interest by paying 100% of the costs to drill, complete, equip and perform an injection operation on the Matthews/Dyami #3. The farmee may increase its working interest to 42.5% by spending the entire $1,050,000 on additional operations on the San Miguel in a good faith effort to produce hydrocarbons.

Albert Dawsey of Dawsey Operating LLC stated “We are pleased with the initial production results from completing this first San Miguel oil well.  The data gathered from drilling this well and the completion results indicate enhanced recovery processes for this heavy oil can sustain production of the field.  This new data also supports prior information about the oil in place and the ability to produce significant amounts of oil from the reservoir.”

The Company’s Matthews Lease comprises 2,629 acres of land in Zavala County, Texas.   Zavala County, Texas is part of the Maverick Basin of Southwest Texas and downdip from the United States Geological Studies north boundary of the Smackover-Austin-Eagle Ford total petroleum system. This area is often referred to as the oil window of the present Eagle Ford shale play.

For further information, please contact:

Eagleford Energy Inc.
Investor Relations
Telephone: 877-723-5542
Facsimile: 416 364-8244

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About Eagleford Energy Inc.

Eagleford Energy Inc. is a growth orientated oil and gas company with a focus on growing hydrocarbon reserves, cash flow, and net asset value per share through exploration and production of mineral properties in South Texas. There are approximately 34 million shares issued and outstanding in the capital of the Company.

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

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